SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Eagle Supply Group, Inc.

(Name of Subject Company (Issuer))

Gulfside Supply, Inc.

Gulfco Acquisition, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

269894 10 1

(CUSIP Number of Common Stock)

James S. Resch, President

Gulfside Supply, Inc.

501 North Reo Street

Tampa, Florida 33609

(813) 636-9808

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David C. Shobe, Esq.

David M. Doney, Esq.

Fowler White Boggs Banker P.A.

501 East Kennedy Boulevard

Suite 1700

Tampa, Florida 33602

(813) 228-7411

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$34,199,000	$6,840

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 10,265,455 of common stock, par value $0.001 per share, of Eagle Supply Group, Inc. (the “Shares”), representing all of the outstanding Shares, and (ii) 5,279,545 Shares reserved for issuance upon exercise of outstanding options and warrants to purchase Shares, in each case as of August 13, 2004.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

This Tender Offer Statement on Schedule TO relates to a tender offer by Gulfco Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Gulfside Supply, Inc., a Florida corporation (“Gulfside”), to purchase all outstanding shares of common stock, par value $0.0001 per share, of Eagle Supply Group, Inc., a Delaware corporation (the “Company”), for a purchase price of $2.20 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 16, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).

Items 1 through Item 11

The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, are incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase dated August 16, 2004.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement, as published in the Wall Street Journal on August 16, 2004.

(b)(1)	Commitment Letter dated August 5, 2004, between Gulfside and Fleet Capital Corporation doing business as Bank of America Business Capital.

(b)(2)	Commitment Letter dated July 23, 2004, between James S. Resch and SunTrust Bank.

(d)(1)	Agreement and Plan of Merger dated as of August 5, 2004, by and among Gulfside, the Purchaser, and the Company.

(d)(2)	Stock Option Agreement dated as of August 5, 2004, by and among Gulfside, the Purchaser, and the Company.

(d)(3)	Securities Purchase and Tender Agreement dated as of August 5, 2004, by and among Gulfside, the Purchaser, and certain stockholders of the Company.

(d)(4)	Confidentiality Agreement, dated February 20, 2004, by and between Gulfside and the Company.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2004

GULFSIDE SUPPLY, INC.

By:	/s/ James S. Resch
Name: James S. Resch Title: President

GULFCO ACQUISITION, INC.

By:	/s/ James S. Resch
Name: James S. Resch Title: President

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(1)(A)	Offer to Purchase dated August 16, 2004.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement, as published in the Wall Street Journal on August 16, 2004.

(b)(1)	Commitment Letter dated August 5, 2004, between Gulfside and Fleet Capital Corporation doing business as Bank of America Business Capital.

(b)(2)	Commitment Letter dated July 23, 2004, between James S. Resch and SunTrust Bank.

(d)(1)	Agreement and Plan of Merger dated as of August 5, 2004, by and among Gulfside, the Purchaser, and the Company.

(d)(2)	Stock Option Agreement dated as of August 5, 2004, by and among Gulfside, the Purchaser, and the Company.

(d)(3)	Securities Purchase and Tender Agreement dated as of August 5, 2004, by and among Gulfside, the Purchaser, and certain stockholders of the Company.

(d)(4)	Confidentiality Agreement, dated February 20, 2004, by and between Gulfside and the Company.

(g)	Not applicable.

(h)	Not applicable.